

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 2, 2011

John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **Re:** **Jacobs Engineering Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 17, 2010**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your filing and have the following comments. These comments supplement those issued to you on January 14, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A</u>

<u>General</u>

1. In future filings please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation. <u>See</u> Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the HR&C Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one

element may or may not have influenced the HR&C Committee's decisions with respect to other allocated or contemplated awards.

Incentive Compensation, page 31

2. In future filings, please clearly identify all specific items of corporate performance that you consider in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. For example, with respect to the Incentive Bonus Plan, disclose the hurdle rate and specifically describe how pre-tax, pre-bonus earnings contributed to the earnings floor. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on the Commission's website at http://www.sec.gov.

3. In future filings, please disclose the actual amounts contained in the bonus pool.

4. We note that the HR&C Committee approved Incentive Bonus Plan awards at approximately 58% of base salary and that the bonus pool is allocated to participants based upon the ratio of the participant's salary weighted using one of six designated factors…to the aggregate weighted salaries of all participants. In future filings, please provide a materially complete description of the correlation between performance under the Incentive Bonus Plan and the payouts actually made to each of your named executive officers. Please understand that discussion of the various items of corporate and individual performance that were considered by the HR&C Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation. For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Equity-based Compensation, page 33

5. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why the actual amounts you awarded for these forms of compensation were

appropriate under the circumstances. Although you state that your 2010 equity awards were based upon competitive data, retention strategy, and alignment with shareholders, your disclosure does not meaningfully explain how the HR&C Committee determined the amounts of stock options and restricted stock awarded to each of the named executive officers. In future filings, please provide an analysis of the reasons why the actual amounts of stock options and restricted stock awarded to each named executive officer were appropriate under the circumstances and in light of the factors considered.

2010 Grants of Plan-Based Awards, page 37

6. Please explain to us why you have not disclosed any amounts in the "Threshold" and "Maximum" columns pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, page 46

7. With a view toward future disclosure, tell us the name of the executive officer and the name of the executive officer's spouse who was an employee during fiscal 2010. See Item 404(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief